SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Newcastle Investment Corp.
(Name of Issuer)

Common Stock (Title of Class of Securities)

65105M603 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 65105M603	Page 2 of 9

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,516,787
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,516,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*
All percentages of Common Shares (as defined below) outstanding contained herein are based on 66,424,508 Common Shares outstanding as of April 27, 2015, as reported on the Issuer’s Form 10-Q filed on May 8, 2015, plus 4,343,939 options beneficially owned by the Reporting Persons that, as of May 7, 2015, were exercisable within 60 days.

CUSIP No.: 65105M603	Page 3 of 9

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,516,787*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,516,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,787*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 65105M603	Page 4 of 9

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,516,787*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,516,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,787*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

Item 1. Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Shares”), of Newcastle Investment Corp., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2. Identity and Background

a)

i.	Fortress Operating Entity I LP is a Delaware limited partnership (“FOE I”).

ii.	FIG Corp., a Delaware corporation (“FIGC”), is the general partner of FOE I.

iii.	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the holder of all of the issued and outstanding interests in FIGC.

The foregoing persons are collectively referred to as the “Reporting Persons”.

b)	The address of the principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

c)
The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference.

d)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On May 7, 2015, the Issuer adjusted certain options to purchase Common Shares (which may be settled in cash at the election of the Issuer), including options held by FOE I, to give effect to the equitable adjustment provisions of such options with respect to dilutive offerings of Common Shares made by the Issuer (the “Adjustment”). Pursuant to the Adjustment, on May 7, 2015, FOE I was awarded options to purchase 167,482 Common Shares, all of which were exercisable immediately upon receipt or within sixty days thereof. FOE I paid no consideration for the Adjustment.

Item 4. Purpose of Transaction.

The Reporting Persons hold the securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares or other related rights or instruments and/or retain and/or sell all or a portion of such Common Shares or other related rights or instruments in the open market or in privately negotiated transactions, and/or may distribute Common Shares or other related rights or instruments to their affiliates.  Without limiting the foregoing, the Reporting Persons may be granted options to purchase Common Shares by the Issuer as consideration for management services provided to the Issuer by an affiliate of the Reporting Persons.  The Reporting Persons may hold, exercise, sell or transfer any such options.

Any steps the Reporting Persons might undertake with respect to Common Shares or other related rights or instruments will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of Common Shares or other related rights or instruments, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities and other future developments.

As described in the Issuer’s Proxy Statement for the 2015 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 17, 2015 (the “2015 Proxy Statement”), under the caption “Certain Relationships and Related Transactions—Transactions with Related Persons—Management Agreement with Fortress,” an affiliate of the Reporting Persons provides for a management team and other professionals who are responsible for implementing the Issuer’s business strategy, subject to the supervision of the Issuer’s Board of Directors, pursuant to that certain Amended and Restated Management and Advisory Agreement by and among the Issuer and FIG LLC, dated April 25, 2013 (the “Advisory Agreement”).  Except as set forth herein and as described below under Item 6, which is incorporated herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

FOE I may be deemed to beneficially own and share the power to vote and dispose of 4,516,787 Common Shares, including 172,848 Common Shares held directly by it and 4,343,939 Common Shares that may be issued to it upon its exercise of option to purchase Common Shares that are held by it and are exercisable within sixty (60) days, which represents 6.4% of the Common Shares outstanding.

Each of FIGC and Fortress may be deemed to beneficially own and share the power to vote and dispose of the 4,516,787 Common Shares beneficially owned by FOE I, by virtue of FIGC being the general partner of FOE I and by virtue of Fortress’s ownership of all the interests of FIGC, which such Common Shares represent 6.4% of the Common Shares outstanding.

All percentages of Common Shares outstanding contained herein are based on 66,424,508 Common Shares outstanding as of May 8, 2015 plus 4,343,939 options beneficially owned by the Reporting Persons that, as of May 7, 2015, were exercisable within 60 days.

Other than the receipt of options in the Adjustment, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the Common Shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in the Issuer’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014 as filed with the Securities and Exchange Commission on March 2, 2015 (the “2014 10-K”), the Reporting Persons or an affiliate of them may direct awards of options to purchase Common Shares otherwise acquired by the Reporting Persons pursuant to the Advisory Agreement to employees of the Reporting Persons’ affiliates who act as officers for the Issuer or perform other services for the Issuer. Such options are referred to as “Tandem Options.” Tandem Options correspond on a one-to-one basis with options held by the Reporting Persons, such that exercise by a holder of a Tandem Option would result in the corresponding option held by the Reporting Person being cancelled. The Reporting Persons have agreed that while Tandem Options remain outstanding, the Reporting Person will not exercise any options that relate to the options outstanding under such Tandem Options. However, if any Tandem Options are forfeited, expire or are cancelled without being exercised, the related options held by the Reporting Persons will again become exercisable in accordance with their terms. As of the date of this statement, 477,903 options held by the Reporting Persons to purchase Common Shares are subject to Tandem Options. The disclosure herein concerning Tandem Options is a summary; for further information regarding Tandem Options, see the Issuer’s related disclosure in the 2014 10-K under the captions “Item 11. Executive and Manager Compensation—Summary of Plan Terms—2014 Plan—Tandem Options” and “Item 11. Executive and Manager Compensation—Summary of Plan Terms—2012 Plan—Tandem Options” and in the 2015 Proxy Statement under the caption “Proposal No. 3 Approval of the 2015 Nonqualified Option and Incentive Award Plan—Summary of the Plan Terms—Tandem Options.”

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to be filed as Exhibits.

99.1
Amended and Restated Management and Advisory Agreement by and among the Issuer and FIG LLC, dated April 25, 2013 (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q, Exhibit 10.1, filed on May 3, 2013)

99.2	Joint Filing Agreement, dated as of May 18, 2015, by and among Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 18, 2015	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 18, 2015	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Directors and Officers of Fortress Investment Group LLC, FIG Corp. and Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name:	Principal Occupation:

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors

Randal A. Nardone	Chief Executive Officer, Principal and Director

Peter L. Briger Jr.	Principal and Co-Chairman of the Board of Directors

Michael E. Novogratz	Principal and Director

David B. Berry	Director

Douglas L. Jacobs	Director

George W. Wellde, Jr.	Director

David N. Brooks	Secretary, Vice President and General Counsel

Daniel Bass	Chief Financial Officer and Treasurer